SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2002

Findexa II AS
(Translation of registrant’s name into English)

Drammensveien 144, 0277 Oslo, Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FINDEXA II AS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

		Predecessor	Successor	Predecessor	Successor
		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2001	2002	2001	2002
		(in NOK thousands)

Operating revenue	3	431,264	597,278	1,376,518	1,599,787
Gain on disposal of fixed assets and operations		125	54	10,485	269
Total revenue		431,389	597,332	1,387,003	1,600,056
Cost of materials and printing	4	48,613	55,221	168,304	169,605
Salaries and personnel costs	5	135,576	145,696	428,873	453,272
Other operating expenses	6	141,912	178,574	472,907	631,064
Loss of disposal of fixed assets and operations		—	3,145	—	3,145
Depreciation and amortization		21,231	159,674	58,183	477,243
Impairment of fixed assets		15,572	—	15,572	—
Total operating expenses		362,904	542,310	1,143,839	1,734,329
Operating profit (loss)		68,485	55,022	243,164	(134,273)
Income from associated companies		(8,230)	1,364	(6,394)	3,458
Financial income	7	2,512	20,869	26,030	135,823
Financial expenses	7	(4,718)	(143,608)	(6,553)	(454,343)
Net financial items	7	(2,206)	(122,739)	19,477	(318,520)
Income (loss) before taxes		58,049	(66,353)	256,247	(449,335)
Taxes	8	(18,701)	15,126	(82,323)	102,224
Net income (loss) before minority interests		39,348	51,227	173,924	(347,111)
Minority interests		(1,401)	(1,696)	(1,285)	146
Net income (loss)		37,947	(52,923)	172,639	(346,965)

The accompanying unaudited notes are an integral part of the financial statements.

FINDEXA II AS

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		Successor
	Note	December 31, 2001	September 30, 2002
		(in NOK thousands)

ASSETS
Intangible assets		5,986,136	5,595,303
Tangible assets		53,208	39,225
Financial assets		44,562	47,831
Total fixed assets		6,083,906	5,682,359
Inventories and work in progress		74,348	13,727
Current receivables	9	663,624	650,099
Cash and cash equivalents		336,492	443,157
Total current assets		1,074,464	1,106,983
Total assets		7,158,370	6,789,342

EQUITY AND LIABILITIES
Equity
Shareholder’s equity		850,664	533,277

Total equity		850,664	533,277

Liabilities
Provisions		685,500	581,663
Long-term interest-bearing liabilities	12	4,828,348	4,758,273

Total long-term liabilities		5,513,848	5,489,935

Short-term interest-bearing liabilities	11	75,076	170,647
Short-term non-interest-bearing liabilities	10	718,782	745,482

Total short-term liabilities		793,858	766,129

Total equity and liabilities		7,158,370	6,789,342

Guarantees, commitments and contractual obligations	16

The accompanying unaudited notes are an integral part of the financial statements.

FINDEXA II AS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Predecessor	Successor	Predecessor	Successor
	Three months ended September 30		Nine months ended September 30
	2001	2002	2001	2002
	(in NOK thousands)
Cash flow from operating activities
Income before taxes	58,049	(66,353)	256,247	(449,335)
Taxes paid	(1,403)	(17,517)	(9,439)	(24,916)
Net gain (loss) from sale of fixed assets and operations	(125)	3,091	(10,485)	2,876
Income from associated companies	8,230	(1,364)	6,394	(3,458)
Depreciation, amortization and impairments of fixed assets	36,803	159,674	73,755	477,243
Amortization of debt issuance costs—	—	4,392	—	12,432
Bad debt expense	5,198	19,614	37,787	43,076
Changes in accounts receivables and prepayments from customers	43,453	50,379	(46,057)	(41,308)
Changes in accounts payable, prepaid expenses and inventory	(6,880)	2,494	(122,888)	191,211
Changes in other accruals	(23,970)	47,840	31,301	51,584
Net cash flow from operating activities	119,355	202,250	216,615	259,404
Cash flow from investment activities
Proceeds from sale of tangible and intangible assets	—	136	6,000	7,855
Cash sold in sale of subsidiaries(1)	—	(3,108)	—	(3,108)
Purchase of tangible and intangible assets	(29,856)	(4,294)	(66,669)	(13,641)
Net cash paid on acquisitions of subsidiaries and joint ventures	—	(6,635)	(119,411)	(88,047)
Net purchase and proceeds from other investments	—	—	(10,520)	—
Net cash flow from investment activities	(29,856)	(13,901)	(190,600)	(96,941)

Cash flow from financing activities
Payment on long-term liabilities	(17,426)	(50,000)	(16,558)	(75,000)
Proceeds of loan from related parties	—	5,364	—	21,734
Payment of group contribution	—	—	(481,044)	—
Net cash flow from financing activities	(17,426)	(44,636)	(497,602)	(53,266)
Effect on cash and cash equivalents of change in foreign exchange rates	(32)	(322)	(442)	(2,532)
Net change in cash and cash equivalents	72,041	143,391	(472,029)	106,665
Cash and cash equivalents at the beginning of the period	109,816	299,766	653,886	336,492
Cash and cash equivalents at the end of the period	181,857	443,157	181,857	443,157

(1)         It is anticipated that the final settlement from the sale of shares of Guias de Ciudad will occur in the fourth quarter of 2002.

The accompanying unaudited notes are an integral part of these financial statements.

FINDEXA II AS

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

Successor	Number of Shares(1)	Nominal Amount Per Share	Share Capital	Additional Paid - In Capital	Retained Earnings/ Losses	Minority Interest	Cumulative Translation Adjustment	Total
	(in NOK thousands, except per share amounts)

Balance as of December 31, 2001	10,582,000	1	10,582	1,037,775	(201,466)	2,280	1,493	850,664
Net loss	—	—	—	—	(346,965)	—	—	(346,965)
Minority interest loss	—	—	—	—	—	(146)	—	(146)
Translation adjustments for the year	—	—	—	—	—	—	29,724	29,724
Balance as of September 30, 2002	10,582,000	1	10,582	1,037,775	(548,431)	2,134	31,217	533,277

(1)         Only one class of shares. All shares have equal voting and dividend rights. There are no shares outstanding during the period presented.

The accompanying notes are an integral part of these financial statements.

FINDEXA II AS

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

General

                The interim unaudited condensed consolidated balance sheets of Findexa II AS and its subsidiaries (Findexa or the Group) as of September 30, 2002 and the consolidated statements of profit and loss, cash flow and shareholder’s equity for each of the three months and the nine months ended September 30, 2001 and 2002 are unaudited.  In the opinion of management, the unaudited interim consolidated financial statements have been prepared on a basis consistent with Findexa’s audited consolidated financial statements as of December 31, 1999, 2000 and 2001, and reflect all adjustments considered necessary, consisting only of normal recurring accruals necessary to reflect a fair statement of Findexa’s consolidated financial position, results of operations and cash flows for such interim periods.

                On November 16, 2001, Texas Pacific Group acquired 100% of the voting equity interests of Findexa Holding AS (formerly known as Telenor Media Holding AS) and its subsidiaries, from Telenor through a newly formed holding company, Findexa I AS, an indirect, wholly-owned subsidiary of Findexa II AS (the Acquisition).

                The unaudited condensed consolidated financial statements for the three months and the nine months ended September 30, 2001 are referred to herein as the financial statements of the “Predecessor”, and the condensed consolidated financial statements for the three months and the nine months ended September 30, 2002 are referred herein as the financial statements of the “Successor.”  Due to the application of purchase accounting in connection with the Acquisition resulting in incremental amortization expense, incremental interest expense and other adjustments to Successor period income statement items, the consolidated financial statements of Predecessor are not comparable to the consolidated financial statements of Successor.  In the following text, “Findexa” and “the Group” refer to both Predecessor and Successor.

                The interim consolidated condensed financial statements are prepared in accordance with generally accepted accounting principles in Norway (Norwegian GAAP).  For the purposes of these interim consolidated financial statements certain information and disclosures normally included in financial statements prepared in accordance with Norwegian GAAP have been condensed or omitted.  These unaudited interim financial statements should be read together with the audited financial statements and notes thereto as of and for the years ended December 31, 1999, 2000 and 2001, filed on Form F-4 on May 10, 2002.

                For the Predecessor periods presented, Findexa was wholly owned by Telenor ASA (Telenor) through its intermediate company, Findexa Holdings AS, and was included within the Telenor consolidated financial statements.  As a result, the Predecessor period results may have been different than had the Group operated as an independent entity.

                The results of operations for these interim periods may not be indicative of the results for the entire year.

                The preparation of financial statements in accordance with Norwegian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the reporting period. Actual results could differ from these estimates.

FINDEXA II AS

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.             ACQUISITIONS AND DISPOSALS

                The aggregate purchase price of the acquisition by Texas Pacific Group (“TPG”) was NOK 5,800 million of cash, which includes repayment of NOK 460 million owed to Telenor.  The acquisition is being accounted for as a purchase. According to the purchase agreement, additional purchase price of NOK 74.3 million was paid to Telenor in the second quarter of 2002 based on final cash balances, debt balances and working capital as at September 30, 2001.  In addition, an adjustment was made to recognize acquisition costs of NOK 16.8 million in the second quarter of 2002.

                The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.  Findexa is in the process of finalizing third-party valuations of certain intangible assets; thus, the allocation of the purchase price is subject to refinement.

At November 16, 2001
(in NOK thousands)

Goodwill	3,612,598
Intangible assets	2,430,391
Financial assets	54,671
Tangible assets	49,886
Current assets	1,228,857
Total assets acquired	7,376,403
Long-term liabilities	722,041
Current liabilities	1,237,477
Total liabilities assumed	1,959,518
Minority interests	2,583
Net assets acquired	5,414,302

                After making adjustments to the purchase price allocation, the NOK 3,613 million of goodwill was assigned to Directories — Norway and International Operations segments in the amounts of NOK 2,946 million and NOK 667 million, respectively.  The goodwill has a weighted-average useful life of 18 years. Of the total amount, none is expected to be deductible for tax purposes.

                In connection with the acquisition by TPG, the Group recorded accruals of NOK 10.1 million and NOK 16.7 million related to the discontinuation of the new media initiatives and Spanish operations, respectively, which represented employee termination costs of NOK 13.5 million and other costs such as lease and other cancellation costs.  All of these amounts, with the exception of NOK 9.2 million, were paid out in the first quarter of 2002.  The remaining accrual was reversed in the second quarter of 2002 as a reduction of goodwill.

                During the first quarter of 2002, the Group entered into an agreement to sell its assets in Telenor Media Espana SA for €1 million.  The sale was completed in the second quarter of 2002 and resulted in no gain or loss.  During the third quarter of 2002, the Group acquired the remaining 50% of Guias de Ciudad for €0.8 million, and immediately sold 100% of its interest for €0.4 million, resulting in a loss of NOK 3.1 million.  These transactions were part of the discontinuation of the Spanish operations.

                During the second quarter of 2002, the Group purchased the publication and distributions rights of ATMG Kartforlaget AS for NOK1 million.

2.             GEOGRAPHICAL DISTRIBUTION OF OPERATING REVENUE AND ASSETS

Geographic distribution of operating revenue based on company location:

	Predecessor	Successor	Predecessor	Successor
	Three months ended September 30,		Nine months ended September 30,
	2001	2002	2001	2002
	(in NOK thousands)

Norway(1)	322,735	486,669	1,133,232	1,332,086
Western Europe(2)	29,640	32,213	118,625	141,441
Central Europe(3)	43,970	39,305	55,488	50,586
Eastern Europe(4)	34,919	39,091	69,173	75,674
Total operating revenue	431,264	597,278	1,376,518	1,599,787

Assets by geographical location of the company:

	Successor		Successor
	Fixed assets		Total assets
	December 31,	September 30,	December 31,	September 30,
	2001	2002	2001	2002
	(in NOK thousands)

Norway(1)	5,591,272	5,290,984	6,395,744	6,165,002
Western Europe(2)	602,000	538,085	777,367	690,032
Central Europe(3)	158,668	142,528	220,225	185,050
Eastern Europe(4)	69,031	67,524	128,636	129,091
Intercompany eliminations	(337,065)	(356,762)	(363,602)	(379,833)
Total assets	6,083,906	5,682,359	7,158,370	6,789,342

(1)                                  Comprises Norway.

(2)                                  Comprises France, Spain and Finland.

(3)                                  Comprises Poland and the Czech Republic.

(4)           Comprises Russia, Estonia, Latvia, Lithuania and Ukraine.

3.             BUSINESS SEGMENTS

Operating results

	Predecessor
	Three months ended September 30, 2001
	Norway	International	Total
	(in NOK thousands)

Operating revenue	322,735	108,529	431,264
Gain on disposal of fixed assets and operations	20	105	125
Total revenue	322,755	108,634	431,389
Cost of materials and printing	21,299	27,314	48,613
Salaries and personnel cost	74,819	60,757	135,576
Other operating expenses	82,341	59,571	141,912
Loss on disposal of fixed assets and operations	—	—	—
Depreciation and amortization	8,590	12,641	21,231
Impairment of fixed assets	15,572	—	15,572
Total operating expenses	202,621	160,283	362,904
Operating profit (loss)	120,134	(51,649)	68,485

Income from associated companies	(8,230)	—	(8,230)
EBITDA(1)	128,724	(39,008)	89,716

	Predecessor
	Nine months ended September 30, 2001
	Norway	International	Total
	(in NOK thousands)

Operating revenue	1,133,232	243,286	1,376,518
Gain on disposal of fixed assets and operations	10,346	139	10,485
Total revenue	1,143,578	243,425	1,387,003
Cost of materials and printing	103,315	64,989	168,304
Salaries and personnel cost	282,768	146,105	428,873
Other operating expenses	319,624	153,283	472,907
Loss on disposal of fixed assets and operations	—	—	—
Depreciation and amortization	23,149	35,034	58,183
Impairment of fixed assets	15,572	—	15,572
Total operating expenses	744,428	399,411	1,143,839
Operating profit (loss)	399,150	(155,986)	243,164

Income from associated companies	(6,394)	—	(6,394)
EBITDA(1)	422,299	(120,952)	301,347

	Successor
	Three months ended September 30, 2002
	Norway	International	Total
	(in NOK thousands)

Operating revenue	486,669	110,609	597,278
Gain on disposal of fixed assets and operations	—	54	54
Total revenue	486,669	110,663	597,332
Cost of materials and printing	35,699	19,522	55,221
Salaries and personnel costs	94,707	50,989	145,696
Other operating expenses	135,937	42,637	178,574
Loss of disposal of fixed assets and operations	—	3,145	3,145
Depreciation and amortization	137,150	22,524	159,674
Impairment of fixed assets	—	—	—
Total operating expenses	403,493	138,817	542,310
Operating profit (loss)	83,176	(28,154)	55,022

Income from associated companies	1,364	—	1,364
EBITDA(1)	220,326	(5,630)	214,696

	Successor
	Nine months ended September 30, 2002
	Norway	International	Total
	(in NOK thousands)

Operating revenue	1,332,086	267,701	1,599,787
Gain on disposal of fixed assets and operations	—	269	269
Total revenue	1,332,086	267,970	1,600,056
Cost of materials and printing	111,289	58,316	169,605
Salaries and personnel costs	304,549	148,723	453,272
Other operating expenses	489,445	141,619	631,064
Loss of disposal of fixed assets and operations	—	3,145	3,145
Depreciation and amortization	409,262	67,981	477,243
Impairment of fixed assets	—	—	—
Total operating expenses	1,314,545	419,784	1,734,329
Operating profit (loss)	17,541	(151,814)	(134,273)

Income from associated companies	3,458	—	3,458
EBITDA(1)	426,803	(83,833)	342,970

Reconciliation of EBITDA to profit before taxes

	Predecessor	Successor	Predecessor	Successor
	Three months ended September 30,	Three months ended September 30,	Nine months ended September 30,	Nine months ended September 30,
	2001	2002	2001	2002
	(in NOK thousands)
EBITDA(1)
Norway	128,724	220,326	422,299	426,803
International	(39,008)	(5,630)	(120,952)	(83,833)
Total reportable segments	89,716	214,696	301,347	342,970
Income from associated companies	(8,230)	1,364	(6,394)	3,458
Depreciation and amortization	(21,231)	(159,674)	(58,183)	(477,243)
Net financial items (including interest expense)	(2,206)	(122,739)	19,477	(318,520)
Total profit (loss) before taxes	58,049	(66,353)	256,247	(449,335)

(1)           EBITDA is defined as operating profit before depreciation and amortization.

Balance sheet and investments

	Successor
	At December 31, 2001
	Norway	Inter- national	Inter- company	Total
	(in NOK thousands)
Fixed assets (excl. associated companies)	5,760,440	825,957	(523,183)	6,063,214
Current assets	749,316	453,494	(128,346)	1,074,464
Associated companies	20,692	—	—	20,692
Total assets	6,530,448	1,279,451	(651,529)	7,158,370

Long term liabilities, including provisions	5,463,428	573,603	(523,183)	5,513,848
Short-term liabilities	571,912	350,292	(128,346)	793,858
Total liabilities	6,035,340	923,895	(651,529)	6,307,706

Capital expenditures in fixed assets	62,442	23,119	—	85,561
Investments in associated companies	15,595	—	—	15,595

	Successor
	At September 30, 2002
	Norway	Inter- national	Inter- company	Total
	(in NOK thousands)

Fixed assets (excl. associated companies)	5,498,218	746,346	(586,355)	5,658,209
Current assets	895,892	266,497	(55,406)	1,106,983
Associated companies	24,150	—	—	24,150
Total assets	6,418,260	1,012,843	(641,761)	6,789,342

Long term liabilities, including provisions	5,460,480	615,811	(586,355)	5,339,936
Short-term liabilities	461,113	360,422	(55,406)	916,129
Total liabilities	5,921,593	976,233	(641,761)	6,256,065

Capital expenditures in fixed assets	4,532	9,109	—	13,641

4.             COST OF MATERIALS AND PRINTING

	Predecessor	Successor	Predecessor	Successor
	Three months ended September 30,		Nine months ended September 30,
	2001	2002	2001	2002
	(in NOK thousands)

Paper	15,141	20,259	63,685	68,902
Printing and binding	28,202	28,532	86,203	84,747
Other costs of materials and printing	5,270	6,430	18,416	15,956
Total cost of materials and printing	48,613	55,221	168,304	169,605

5.             SALARIES AND PERSONNEL COSTS

	Predecessor	Successor	Predecessor	Successor
	Three months ended September 30,		Nine months ended September 30,
	2001	2002	2001	2002
	(in NOK thousands)

Salaries, pension costs and holiday pay	106,060	117,893	336,362	366,403
Social security tax	17,625	20,843	54,878	68,721
Other personnel costs	11,891	6,960	37,633	18,148
Total salaries and personnel costs	135,576	145,696	428,873	453,272

6.                                      OTHER OPERATING EXPENSES

	Predecessor	Successor	Predecessor	Successor
	Three months ended September 30,		Nine months ended September 30,
	2001	2002	2001	2002
	(in NOK thousands)

Cost of premises, vehicles, office equipment, etc	21,543	27,292	81,210	80,132
Travel and travel allowances	11,956	9,758	32,220	26,075
Marketing and advertising	25,140	17,557	67,499	56,925
Bad debt	5,198	19,614	37,787	43,076
Distribution	11,625	17,147	45,998	47,116
Management fee to Telenor	6,176	—	18,176	—
Consultancy fees and hired personnel	20,648	18,602	69,692	54,993
Invoicing and database information services from Telenor	6,017	7,562	22,000	23,572
Other	33,609	61,042	98,325	299,175
Total other operating expenses	141,912	178,574	472,907	631,064

7.             FINANCIAL INCOME AND EXPENSES

	Predecessor	Successor	Predecessor	Successor
	Three months ended September 30,		Nine months ended September 30,
	2001	2002	2001	2002
	(in NOK thousands)

Interest income	2,512	7,318	24,328	25,076
Foreign currency gains	—	13,180	342	109,654
Other financial income	—	371	1,360	1,093
Total financial income	2,512	20,869	26,030	135,823
Interest expense	1,512	140,066	2,796	419,935
Foreign currency losses	1,056	3,037	1,241	30,974
Other financial expenses	2,150	505	2,516	3,434
Total financial expenses	4,718	143,608	6,553	454,343
Net financial items	(2,206)	(122,739)	19,477	(318,520)

                Foreign currency gains are primarily attributable to the change in the exchange rate for the bonds and the deferred interest notes that are denominated in Euro.  The balance of the loans is converted into Norwegian kroner at each balance sheet date based on the exchange rate on that day with the difference recognized as a foreign currency gain or loss.  Foreign currency losses are primarily attributable to the losses recorded by Findexa related to its loans to the international subsidiaries.

8.             TAXES

                The Norwegian statutory tax rate is 28%. Findexa’s effective tax rate is, however affected negatively by losses from joint venture companies and subsidiaries outside of Norway which may not be recognized as deferred tax assets and amortization of goodwill (non–deductible).  Therefore the estimated effective tax rate for the year 2002, has been used to calculate our tax charge for the three months and nine months ended September 30, 2002.  The actual tax rate may differ from the estimated rate.

	Predecessor	Successor	Predecessor	Successor
	Three months ended September 30,		Nine months ended September 30,
	2001	2002	2001	2002
	(in NOK thousands)

Profit (loss) before taxes	58,049	(66,353)	256,247	(449,335)
Income tax expense (benefit)	18,701	(15,126)	82,323	(102,224)
Effective tax rate in%	32.1	22.7	32.1	22.7

9.             CURRENT RECEIVABLES

                Prepaid expenses are included in current receivables in the amount of NOK 300,734 thousand and NOK 150,140 thousand as of December 31, 2001 and September 30, 2002, respectively.

10.          SHORT-TERM NON-INTEREST BEARING LIABILITIES

                Deferred revenue is included in short-term non-interest bearing liabilities in the amount of NOK 105,774 thousand and NOK 223,563 thousand as of December 31, 2001 and September 30, 2002, respectively.

11.          SHORT-TERM INTEREST BEARING LIABILITIES

During the first nine months of 2002, the Group received loans totalling €2.5 million (NOK 18.4 million at September 30, 2002) from Findexa III AS, our parent.  The loans bear interest of NOK-NIBOR plus 0.25%.  The loans each have one-year terms and have been classified as short-term interest bearing liabilities.

                During the second quarter of 2002, the Group received loans totalling €0.3 million (NOK 2.2 million at September 30, 2002) from our minority interest owner in Finland.  The loan has a six-month term and has been classified as short-term interest bearing liability.

12.          LONG-TERM INTEREST BEARING LIABILITIES

                Deferred and accrued interest of NOK 26.7 million (€3.6 million) on the subordinated deferred interest notes with a principal amount of  €27.5 million and accrued interest of NOK 162.0 million on the subordinated shareholder loan of NOK 1,219 million have been classified as long-term interest bearing liabilities as the interest is payable only when certain financial ratios are met which management expects to be at least one year from September 30, 2002.

13.          Transfer of international subsidiaries

                On March 18, 2002, the board of directors approved a resolution to transfer its international subsidiaries to a separate entity, which is controlled by Findexa L.L.C., our indirect parent, but is outside of the Group.

14.          Stock and OPTION plans

                During the first quarter of 2002, Findexa LLC, the Group’s indirect parent, offered certain members of Group management the opportunity to purchase up to 5% of the outstanding shares in Findexa LLC.  During the second quarter of 2002, these members of management purchased 4.3% of the outstanding shares of Findexa LLC at fair market value.

Findexa IV AS established a stock purchase plan for all employees to buy four shares of Findexa IV AS and receive a fifth share free up to an amount of NOK 6,000 of shares purchased.  During the second quarter of 2002, employees purchased 6,603 shares resulting in compensation expense of NOK 675 thousand.

                During the first quarter of 2002, Findexa IV AS, an indirect parent of Findexa II AS, introduced an option plan, the Option Plan, effective in the second quarter 2002.  The Option Plan has been set up to provide certain key employees of Findexa Group AS with options awards that may be exercised only if a change in control or initial public offering occurs.  Compensation costs will be recorded based on the market price of the shares on the date of such event less any amounts that employees are required to pay.  No compensation costs will be charged until such event occurs.  Under this plan, 62,256 options were granted during the second quarter of 2002 at an exercise price of NOK 78.917 each, the fair market value.

15.          DERIVATIVES INSTRUMENTS AND HEDGING ACTIVITIES

Strategy and Objectives

During the normal course of business, the Group is exposed to foreign currency risk, interest rate risk and commodity price risk.  These risks create volatility in earnings and cash flows from period to period.  The Group makes use of derivative instruments in various strategies to eliminate or limit these risks.  The objective of the Group is to reduce the volatility of earnings and cash flows associated with market risks.  Derivative instruments held by the Group are used for hedging and non-speculative purposes.

Interest Rate Derivatives

The Group has debt outstanding which has a stated interest rate at NOK-NIBOR plus a margin, which exposes the Group to interest rate risk.  The Group utilizes an interest rate swap and an interest rate cap to protect the interest rate to be used for determining the interest payments on the floating rate loans.  Realized gains and losses on the derivative instruments are recorded as an adjustment to interest expense.  As of September 30, 2002, the fair value of the interest rate swap and cap was NOK (0.9) million.

Foreign Currency Derivatives

The Group has debt outstanding denominated in Euro, which exposes the Company to foreign exchange rate risk.  In the second quarter of 2002, the Group began to utilize foreign currency forward agreements to protect the exchange rate to be used for interest payments due on the Euro-denominated senior notes.  Realized gains and losses on the derivative instruments are recorded as an adjustment to interest expense.  As of September 30, 2002, the fair value of the foreign currency forward agreement was NOK (12.4) million.

Valuation of Derivative Instruments

The fair value of derivative instruments is sensitive to movements in the underlying market rates and variables.  The Group monitors the fair value of derivative instruments on a periodic basis.  Cross currency swaps are valued using standard valuation models, counterparty valuations, or third-party valuations.  Standard valuation models used by the Group consider relevant discount rates, the market yield curve on the valuation date, forward currency exchange rates and counterparty risk.  All significant rates and variables are obtained from market sources.  All valuations are based on the remaining term to maturity of the instrument.  The Group assumes parties to long-term contracts are economically rational and will immediately exercise early termination rights if economically beneficial when such rights exist in the contract.

Counterparty Risk from the Use of Derivative Financial Instruments

The Group is exposed to credit (or repayment) risk and market risk through the use of derivative instruments.  If the counterparty fails to fulfill its performance obligations under a derivative contract, the Group’s credit risk will equal the fair value gain in a derivative.  Currently, when the fair value of a derivative contract is positive, this indicates that the counterparty owes the Group, thus creating a repayment risk for the Group.  When the fair value of a derivative contract is negative, the Group owes the counterparty and, therefore, assumes no repayment risk.

In order to minimize the credit risk in derivative instruments, the Group enters into transactions with high quality counterparties, which include financial institutions that satisfy the Group’s established credit approval criteria.  The Group reviews the credit ratings of all derivative counterparties regularly.  Derivative transactions are generally executed on the basis of standard agreements that allow all outstanding transactions with contracting partners to be offset.  Furthermore, should circumstances dictate, the Group requests that collateral be provided.

16.          CONTINGENCIES, COMMITMENTS AND CONTRACTUAL OBLIGATIONS

                As of April 1, 2002, Findexa established appropriate insurance coverage to replace the coverage previously provided by Telenor ASA, Findexa’s previous parent.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis together with the audited consolidated historical financial statements and the notes explaining those financial statements for each of the three years ended December 31, 1999, 2000 and 2001.

The information contained in the review set forth below includes forward–looking statements that involve risk and uncertainties.

This review is based on the unaudited historical financial statements of the predecessor, which was acquired on November 16, 2001, for the three and nine months ended September 30, 2001, and the unaudited historical financial statements of the successor for the three and nine months ended September 30, 2002.

Overview

General

We are the leading provider of classified advertising directories in Norway.  We publish over 100 different directories in Norway.  We distribute our classified advertising directories in Norway through various distribution media, including printed directories, Electronic–based directories, Talking Yellow Pages, CD-ROM products and SMS.  We also publish a wide variety of directories in nine other European countries.

Geographic segmentation of our business

We conduct our operations both in Norway and internationally, and we regard our operations in Norway, which we refer to as “Directories—Norway,” and our international operations as our two business segments for financial reporting purposes.

Under the terms of the exchange notes, our Restricted Subsidiaries (as defined in the indenture governing the exchange notes) comprise only our Norwegian subsidiaries and exclude our current international subsidiaries.  This means that compliance with the covenants will be determined based solely on the results of operations and financial condition of our Directories—Norway segment and that only the assets of our Directories—Norway segment will support current payments under the exchange notes. In addition, the terms of the initial notes, the exchange notes, the subordinated deferred interest notes and the senior credit facilities limit our ability to invest additional funds in our international operations.

Since 1995, we have pursued a strategy of expanding our international operations through acquisitions of independent directory publishers and joint ventures and partnerships with incumbent operators.  Our international operations have operated at a loss in each of the years ended December 31, 1999, 2000 and 2001, reflecting the lower market penetration rate, greater competition and lower degree of development of these operations compared to our operations in Norway.  On March 18, 2002, our board of directors approved a resolution to transfer our international subsidiaries to a separate entity, which is controlled by Findexa L.L.C., our indirect parent, but is outside our group.  However, we anticipate that the operating results of our international operations will continue to have a negative impact on our consolidated financial results prior to their planned transfer.

                Critical Accounting Policies

Findexa’s financial statements are prepared in accordance with accounting principles that are generally accepted in Norway.  The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities.  Management continually evaluates its estimates and judgements including those related to revenue recognition, purchase price allocation, allowance for customer credits and bad debt and income taxes.  Management bases its estimates and judgements on historical experience and other factors that are believed to be reasonable under the circumstances.  Actual results may differ from these estimates under different assumptions or conditions.  For a detailed discussion of significant accounting policies that may involve a higher degree of judgement or complexity, refer to Findexa’s Form F-4 filed on May 10, 2002.

Results of operations

The following tables summarize our results of operations for the quarter and nine months ended September 30, 2001 and 2002:

	Consolidated Group	Percent of Operating Revenue	Directories— Norway	Percent of Operating Revenue	International Operations	Percent of Operating Revenue
	NOK		NOK		NOK
	(in thousands, except percentages)
Three months ended September 30, 2001
Operating revenue	431,264	100.0%	322,735	100.0%	108,529	100.0%
Cost of materials and printing	48,613	11.3%	21,299	6.6%	27,314	25.2%
Salaries and personnel costs	135,576	31.4%	74,819	23.2%	60,757	56.0%
Other operating expenses	141,912	32.9%	82,341	25.5%	59,571	54.9%
Loss of sales of fixed assets and operations	—	—	—	—	—	—
Depreciation and amortization	21,231	4.9%	8,590	2.7%	12,641	11.6%
Impairment of fixed assets	15,572	3.6%	15,572	4.8%	—	—
Total operating expenses	362,904	84.1%	202,621	62.8%	160,283	147.7%
Operating profit (loss)(1)	68,485	15.9%	120,134	37.2%	(51,649)	(47.6)%

Three months ended September 30, 2002
Operating revenue	597,278	100.0%	486,669	100.0%	110,609	100.0%
Cost of materials and printing	55,221	9.2%	35,699	7.3%	19,522	17.6%
Salaries and personnel costs	145,696	24.4%	94,707	19.5%	50,989	46.1%
Other operating expenses	178,574	29.9%	135,937	27.9%	42,637	38.5%
Loss of sales of fixed assets and operations	3,145	0.5%	—	—	3,145	2.8%
Depreciation and amortization	159,674	26.7%	137,150	28.2%	22,524	20.4%
Impairment of fixed assets	—	—	—	—	—	—
Total operating expenses	542,310	90.7%	403,493	82.9%	138,817	125.4%
Operating profit (loss) (1)	55,022	9.2%	83,176	17.1%	(28,154)	(25.5)%

	Consolidated Group	Percent of Operating Revenue	Directories— Norway	Percent of Operating Revenue	International Operations	Percent of Operating Revenue
	NOK		NOK		NOK
	(in thousands, except percentages)
Nine months ended September 30, 2001
Operating revenue	1,376,518	100.0%	1,133,232	100.0%	243,286	100.0%
Cost of materials and printing	168,304	12.2%	103,315	9.1%	64,989	26.7%
Salaries and personnel costs	428,873	31.2%	282,768	25.0%	146,105	60.1%
Other operating expenses	472,907	34.4%	319,624	28.2%	153,283	63.0%
Loss of disposal of fixed assets and operations	—	—	—	—	—	—
Depreciation and amortization	58,183	4.2%	23,149	2.0%	35,034	14.4%
Impairment of fixed assets	15,572	1.1%	15,572	1.4%	—	—
Total operating expenses	1,143,839	83.1%	744,428	65.7%	399,411	164.2%
Operating profit (loss)(1)	243,164	17.7%	399,150	35.2%	(155,986)	(64.1)%

Nine months ended September 30, 2002
Operating revenue	1,599,787	100.0%	1,332,086	100.0%	267,701	100.0%
Cost of materials and printing	169,605	10.6%	111,289	8.4%	58,316	21.8%
Salaries and personnel costs	453,272	28.3%	304,549	22.9%	148,723	55.6%
Other operating expenses	631,064	39.4%	489,445	36.7%	141,619	52.9%
Loss of disposal of fixed assets and operations	3,145	0.2%	—	—	3,145	1.2%
Depreciation and amortization	477,243	29.8%	409,262	30.7%	67,981	25.4%
Impairment of fixed assets	—	—	—	—	—	—
Total operating expenses	1,734,329	108.3%	1,314,545	98.7%	419,784	156.9%
Operating profit (loss)(1)	(134,273)	(8.4)%	17,541	1.3%	(151,814)	(56.7)%

(1)                                  Operating profit (loss) includes gains on disposal of fixed assets and operations.

Three months ended September 30, 2001 versus three months ended September 30, 2002

Operating revenue

General.  Consolidated operating revenue was NOK 597.3 million, an increase of 38% over the same period in 2001, due to a 51% increase in Directories—Norway and a 2% increase in International Operations.

                Directories—Norway.  Directories—Norway operating revenue was NOK 486.7 million for the third quarter of 2002, an increase of 51% from NOK 322.7 million over the same period in 2001. Excluded from operating revenue for the third quarter of 2002, was NOK 5.7 million of revenue deferred prior to the Acquisition by TPG.  In connection with the purchase price allocation, the deferred revenue was eliminated and will not be recognized as revenue as it was in 2001. After adjusting for the purchase accounting adjustments, there was an increase in operating revenue of NOK 169.6 million.  This increase is primarily generated from both print and electronic products.

                Comparing the third quarter of 2002 with the third quarter of 2001, there were differences related to the timing of distribution of BizKit and certain Telefonkatalogen (White/Pink Pages) editions.  Adjusted for these directory distribution timing differences and the effects of the purchase price allocation, operating revenue in the third quarter of 2002 is NOK 8.6 million higher than the third quarter of 2001.  The growth is equivalent to 3%.  This growth is mainly driven by increased revenue from Gule Sider (Yellow Pages) and Telefonkatalogen (White/Pages Pages).

Customer credits as a percentage of gross revenue decreased from 5.1% in the third quarter of 2001 to 3.8% in the third quarter of 2002.

International Operations.  Operating revenue from International Operations increased NOK 2.1 million from NOK 108.5 million in the third quarter of 2001 to NOK 110.6 million in the third quarter of 2002.  Adjusted for timing differences in the distribution of directories, operating revenue slightly decreased NOK 1.1 million from the third quarter of the prior year.  While our operations in Finland and Russia show growth in operating revenue for the third quarter of 2002, operating revenue from our other international operations have been negatively impacted by an overall weaker media market.  The Spanish operations, which were discontinued in the first quarter of 2002, offset a majority of the operating revenue growth from Finland and Russia.

Gains and losses on disposals of fixed assets and operations

                During the third quarter of 2002, the Group acquired the remaining 50% of Guias de Ciudad for €0.8 million, and immediately sold 100% of its interest for €0.4 million, resulting in a loss of NOK 3.1 million.  These transactions were part of the discontinuation of the Spanish operations.

Cost of materials and printing

General.  Consolidated costs of material and printing was NOK 55.2 million, an increase of 14% over the same period in 2001, due to a 68% increase in Directories—Norway and a 29% decrease in International Operations.

Directories—Norway.  Cost of materials and printing was NOK 35.7 million for the third quarter of 2002, a 68% increase over the same period in 2001.  In the third quarter of 2002 compared with the third quarter of 2001, printing costs increased 59% from NOK 11.7 million to 18.6 million, and paper costs increased 52% from NOK 8.4 million to NOK 12.8 million.  These increases are primarily attributable to timing differences in the distribution of BizKit and certain White/Pink Pages editions.  Adjusted for these distribution timing differences of directories, costs of materials and printing for the third quarter of 2002 decreased by 2.4 million when compared to the third quarter of 2001.  This decrease is mainly attributable to more cost-effective directory layouts, our transition from purchasing colored paper to purchasing white paper which we then color internally at a lower incremental cost, foreign exchange impact on a stronger Norwegian Kroner, and lower volume of directories printed, partly driven by less additional directories sold to Telenor and other third parties and to some extent offset by increased distribution of CD ROM.

International Operations.  Cost of materials and printing in International Operations decreased NOK 7.8 million  from NOK 27.3 million in the third quarter of 2001 to NOK 19.5 million in the same period in 2002.  The decrease in cost of materials and printing is primarily attributable to the discontinuation of our Spanish operations.

Salaries and personnel costs

General.  Consolidated salaries and personnel costs were NOK 145.7 million, an increase of 7% over the same period in 2001, due to a 27% increase in Directories—Norway and a 16% decrease in International Operations.

Directories—Norway.  Salaries and personnel costs were NOK 94.7 million for the third quarter of 2002, a 27% increase over the same period in 2001.  In connection with the purchase price adjustments to eliminate the deferred revenue, corresponding deferred costs were also eliminated.  As a result, in the third quarter of 2002, NOK 1.4 million of salaries and personnel costs would have been recognized had those adjustments not been made.  After adjusting for the purchase accounting adjustments and the timing differences in distribution of directories, salaries and personnel costs decreased by NOK 3.2 million, compared with the same period in 2001.  The decrease of salaries and personnel costs from the third quarter of 2001 is mainly due to a reduction in the number of employees.

International Operations.  Salaries and personnel costs in International Operations decreased NOK 9.8 million from NOK 60.8 million in the third quarter of 2001 to NOK 51.0 million in the third quarter of 2002.  This decrease is primarily due to the elimination of NOK 9.6 million in costs as a result of the closure of TME in the first quarter of 2002.

Other operating expenses

General. Consolidated other operating expenses were NOK 178.6 million, an increase of 26% over the same period in 2001, due to a 65% increase in Directories—Norway and a 28% decrease in International Operations.

Directories—Norway. Other operating expenses were NOK 135.9 million for the third quarter of 2002, a 65% increase over the same period in 2001.  After adjusting for the effect of purchase accounting adjustments and timing differences in the distribution of directories, other operating expenses increased NOK 22.5 million from the prior year. Due to uncertainties in the Norwegian economy, management has decided to increase its provision for bad debt.  Consultancy costs have increased for the third quarter of 2002.  In addition, no management fees have been paid to Telenor subsequent to the Acquisition whereas NOK 6.2 million was paid to Telenor in the third quarter of 2001.

International Operations.  Other operating expenses decreased 28% in the third quarter from NOK 59.6 million in 2001 to NOK 42.6 million in 2002.  After adjusting for the effect of purchase accounting adjustments there has been a decrease in operating expenses in the third quarter of 2002 compared with the same period last year of NOK 17.1 million.  The decrease is primarily attributable to the discontinuation of the Spanish operations in the first quarter of 2002.

Depreciation and amortization

Depreciation and amortization increased from NOK 21.2 million in the third quarter of 2001 to NOK 159.7 million in the third quarter of 2002.  NOK 148.4 million of total depreciation and amortization in the third quarter of 2002 is due to amortization of goodwill and other intangibles in relation to the Acquisition.

Operating profit (loss)

General. Consolidated operating profit decreased from NOK 68.5 million in 2001 to an operating profit of NOK 55.0 million in 2002, reflecting a NOK 37.0 million decrease in the profit of Directories—Norway and a NOK 23.5 million decrease in the loss in International Operations.

Directories—Norway.  Operating profit (EBIT) decreased from NOK 120.1 million in the third quarter of 2001 to an operating profit of NOK 83.2 million in the third quarter of 2002.  This decrease was mainly attributable to an increase in amortization of goodwill and other intangibles in relation to the Acquisition, the effect of purchase accounting adjustments and timing differences in the distribution of directories. Excluding the above mentioned adjustments, operating profit increased from the prior year mainly due to greater operating revenues and lower costs of materials and salaries and personnel costs.

International Operations.  Operating loss (EBIT) decreased from NOK 51.6 million in the third quarter of 2001 to NOK 28.2 million for the same period in 2002.  Adjusted for the effect of purchase accounting adjustments and amortization expense related to the Acquisition, the operating loss decreased NOK 32.9 million in the third quarter of 2002 compared to the third quarter of 2001.  This decrease in operating loss was primarily attributable to the discontinuation of the Spanish operations and savings in overhead costs.

Income from associated companies

We recorded net income from associated companies of NOK 1.4 million in the third quarter of 2002 compared with a net loss of NOK 0.7 million in the third quarter of 2001.  The income is from DM-Huset AS, a Norwegian supplier of databases containing business and consumer addresses.

Financial income

Financial income increased from NOK 2.5 million in the third quarter of 2001 to NOK 20.9 million in the third quarter of 2002, mainly due to the strengthening of the Norwegian kroner against the Euro, resulting in foreign currency gains on the EURO-denominated loans.

Financial expenses

Financial expenses increased from NOK 4.7 million in the third quarter of 2001 to NOK 143.6 million in the third  quarter of 2002, principally due to interest charges on the Financings incurred to effect the Acquisition and foreign currency losses on intercompany loans to foreign subsidiaries which are denominated in Euro.

Tax expenses

Tax expenses were NOK 18.7 million in the third quarter of 2001 as compared to a tax benefit of NOK 15.1 million in the third quarter of 2002.  Our effective tax rate was 32.1% in the third quarter of 2001 as compared to 22.7% in the second third of 2002.  The difference is primarily driven by forecasted losses from our subsidiaries and joint ventures abroad in 2002 and non-deductible goodwill amortization in 2002 resulting from the Acquisition.

Net income

Consolidated net income decreased from NOK 37.9 million in the third quarter of 2001 to a net loss of NOK 52.9 million in the third quarter of 2002 primarily due to incremental amortization of goodwill and other intangibles as well as interest charges resulting from the Acquisition.

Nine months ended September 30, 2001 versus nine months ended September 30, 2002

Operating revenue

General. Consolidated operating revenue was NOK 1,599.8 million, an increase of 16% over the same period in 2001, due to an 18% increase in Directories—Norway and a 10% increase in International Operations.

Directories—Norway.  Operating revenue from Directories—Norway increased to NOK 1,332.0 million for the first nine months of 2002, an 18% increase over the same period in 2001.  Operating revenue for the first nine months of 2002 excludes 36.0 million of revenue deferred prior to the Acquisition by TPG.  In connection with the purchase price allocation, the deferred revenue was eliminated and will not be recognized as revenue as it was in 2001. After adjusting operating revenue for the purchase accounting adjustments, there was an increase in operating revenue of NOK 234.8 million.

                Timing differences related to the distribution of directories amount to NOK 176.7 million.  Adjusted for these directory distribution timing differences and the effects of the purchase price allocation, operating revenue for the first nine months of 2002 is NOK 58.2 million higher than the respective period in 2001.  The growth is equivalent to just above 5%, and is mainly explained by the following items:

•                  Revenue from Gule Sider and Telefonkatalogen increased, both price and volume driven.

•                  Increase in revenue from Gule Sider internet and the launch of TKSMS in the current year.  TKSMS is a new service that allows users to access directory services via text messages on their mobile phones.

Customer credits as a percentage of gross revenue have decreased from 5.1% in the first nine months of 2001 to 3.9% in the first nine months of 2002.  This is mainly caused by the third time use of DSMP for directories distributed in the first nine months of 2002.

International Operations.  Operating revenue from International Operations increased from NOK 243.3 million in the first nine months of 2001 to NOK 267.7 million in first nine months of 2002.  Adjusted for timing differences in the distribution of directories, operating revenue increased NOK 53.1 million from the prior year.  The increase is primarily attributable to growth from APE in France, which was acquired in June 2001, Findexa OY and our Russian operations.  Offsetting the increase in operating revenue is the Spanish operations, which were discontinued in the first quarter of 2002.  Operating revenues from our other international operations have been negatively impacted by an overall weaker media market.

Gains and losses on disposals of fixed assets and operations

We recorded NOK 10.4 million of gains on disposal of fixed assets and operations in the first nine months of 2001.  Gains on disposal of fixed assets and operations recorded in the first nine months of 2001 included NOK 5.4 million related to the sale of the Audiotex business to Telenor ASA and NOK 4.9 million related to the disposal of Golfguiden AS to a third party.

During the third quarter of 2002, the Group acquired the remaining 50% of Guias de Ciudad for €0.8 million, and immediately sold 100% of its interest for €0.4 million, resulting in a loss of NOK 3.1 million.  These transactions were part of the discontinuation of the Spanish operations.

Cost of materials and printing

General. Consolidated costs of material and printing was NOK 169.6 million, an increase of 1% over the same period in 2001, due to an 8% increase in Directories—Norway and a 10% decrease in International Operations.

Directories—Norway.  Cost of materials and printing increased from NOK 103.3 in the first nine months of 2001 to NOK 111.3 million in the first nine months of 2002.  In the first nine months of 2002, compared with the same period in  2001, printing costs increased 7% from NOK 46.7 million to 49.8 million, and paper costs increased 5% from NOK 47.9 million to NOK 50.5 million.  These increases are primarily attributable to timing differences in the distribution of various directories.  Adjusted for these distribution timing differences of directories, costs of materials and printing decreased by 10.2 million when compared to the prior year. This decrease is mainly attributable to more cost-effective directory layouts, our transition from purchasing colored paper to purchasing white paper which we then color internally at a lower incremental cost, foreign exchange impact on a stronger Norwegian Kroner, and lower volume of directories printed, partly driven by less additional directories sold to Telenor and other third parties and to some extent offset by increased distribution of CD ROM.

International Operations.  Cost of materials and printing in International Operations decreased NOK 6.7 million  from NOK 65.0 million for the first nine months of 2001 to NOK 58.3 million for the same period in 2002.  The decrease in cost of materials and printing, as a percentage of revenue, is primarily attributable to changes in revenue mix between printed and electronic products.

Salaries and personnel costs

General. Consolidated salaries and personnel costs were NOK 453.3 million, an increase of 6% over the same period in 2001, due to an 8% increase in Directories—Norway and a 2% increase in International Operations.

Directories—Norway.  Salaries and personnel costs increased from NOK 282.8 million for the first nine months of 2001 to NOK 304.5  million in the first nine months of 2002.  In connection with the purchase price adjustments to eliminate the deferred revenue, corresponding deferred costs were also eliminated.  As a result, in the first nine months of 2002, NOK 8.3 million of salaries and personnel costs would have been recognized had those adjustments not been made.  After adjusting for the purchase accounting adjustments and timing differences in distribution of directories, salaries and personnel costs show an increase, measured against the first nine months 2001, of NOK 2.9 million or 1%.

International Operations.  Salaries and personnel costs increased 2% from the first nine months of 2001 to NOK 148.7 million.  APE in France, which was acquired in June 2001, reported an increase in salaries and personnel costs based a full nine month period for the current year.  This increase was primarily offset by the discontinuation of our Spanish operations and timing differences in the distribution of directories.

Other operating expenses

General. Consolidated other operating expenses were NOK 631.1 million, an increase of 33% over the same period in 2001, due to a 53% increase in Directories—Norway and an 8% decrease in International Operations.

Directories—Norway. Other operating expenses increased with 53% from NOK 319.6 million in the first nine  months of 2001 to NOK 489.4 million in the same period in 2002.  NOK 167.2 million of the increase in other operating expenses relates to the recognition as other operating expense a portion of the purchase price adjustments of the fair market value attributed to directories in progress with respect to directories that were delivered after the Acquisition.  After adjusting for the effects of purchase accounting adjustments and the timing differences in distribution of directories there has been a NOK 14.1 million decrease in operating expenses in the first nine months of 2002 compared with the same period in the prior year.

There has been a decrease in consultancy and hired personnel costs due to the discontinuation of new media initiatives and an overall decrease in the use of external consultants.  Additionally, distribution expenses decreased due to a more selective distribution of directories, and no management fees have been paid to Telenor due to the Acquisition.  Offsetting the decrease in other operating expenses are incurred costs of NOK 8.1 million relating to projects focusing on benchmarking sales and back office activities.

International Operations.  Other operating expenses in International Operations for the first nine months of 2002 decreased from NOK 153.2 million in 2001 to NOK 141.6 million in 2002.  After adjusting for the effect of purchase accounting adjustments there has been a decrease in operating expenses of NOK 24.1 million from the prior year.  The decrease is mainly attributable to the discontinuation of our Spanish operations, timing differences in the distribution of directories and lower consultancy costs.  APE in France, however, reported an increase in other operating expenses based a full nine month period for the current year.

Depreciation and amortization

Depreciation and amortization increased from NOK 58.2 million in the first nine months of 2001 to NOK 477.2 million for the first nine months of 2002.  NOK 444.1 million of total depreciation and amortization in the first nine months of 2002 is due to amortization of goodwill and other intangibles in relation to the Acquisition.

Operating profit (loss)

General.  Consolidated operating profit decreased from NOK 243.2 million in the first nine months of 2001 to a loss of NOK 134.3 million in the nine months of 2002, reflecting an operating profit of NOK 17.5 million from Directories—Norway and an operating loss of NOK 151.8 from International Operations.

Directories—Norway.  Operating profit (EBIT) decreased from NOK 399.2 million in the first nine months of 2001 to NOK 17.5 million in the first nine months of 2002.  This decrease is mainly attributable to the allocation of NOK 194.8 million in purchase price adjustments and NOK 385.3 million in amortization of goodwill and other intangibles.  After adjusting for the timing difference in the distribution of directories and the effect of purchase accounting adjustments, operating profit in the first nine months of 2002 is NOK 83.9 million higher than the same period in 2001.  This increase is the result of greater operating revenues and lower cost of materials and other operating expenses.

International Operations.  Operating loss (EBIT) decreased from NOK 156.0 million in the first nine months of 2001 to NOK 151.8 million in the same period in 2002.  Adjusted for the effect of purchase accounting adjustments and goodwill amortization in relation to the Acquisition, operating loss in the first nine months of 2002 decreased NOK 51.0 million from the first nine months in 2001.  The improvement in EBIT is mainly driven by the increase in revenue, the discontinuation of the loss making Spanish Operations and partly by a reduction of overhead costs.

Income from associated companies

We recorded net income from associated companies of NOK 3.5 million for the first nine months of 2002 compared with a loss of NOK 6.4 million for the first nine months of 2001.  The income, for the first nine months of 2002, is from DM-Huset AS, a Norwegian supplier of databases containing business and consumer addresses.  The prior year includes a NOK 7.5 million write down of the Group’s investment in Co-builder AS.

Financial income

Financial income increased from NOK 26.0 million for the first nine months of 2001 to NOK 135.8 million for the first nine months of 2002.  This increase is primarily attributed to the strengthening of the Norwegian Kroner against the EURO resulting in foreign currency gains on the EURO-denominated loans.

Financial expenses

Financial expenses increased from NOK 6.6 million for the first nine months of 2001 to NOK 454.3 million for the first nine months of 2002, due to interest charges on the Financings incurred to effect the Acquisition and foreign currency losses on intercompany loans to foreign subsidiaries which are denominated in Euro.

Tax expenses

Tax expenses were NOK 82.3 million in the first nine months of 2001 as compared to a tax benefit of NOK 102.2 million in the first nine months of 2002.  Our effective tax rate was 32.1% in the first nine months of 2001 as compared to 22.7% in the first nine months of 2002.  The difference is driven by forecasted losses from our subsidiaries and joint ventures abroad in 2002 and non-deductible goodwill amortization in 2002 resulting from the Acquisition.

Net income

General. Consolidated net income decreased from NOK 172.6 million for the nine months of 2001 to a net loss of NOK 347.0 million for the first nine months of 2002 due to incremental amortization of goodwill and other intangibles as well as interest charges resulting from the Acquisition.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Findexa II AS
(Registrant)

Date: November 26, 2002	By:	/s/ Erik Dahl
Name: Erik Dahl
Title: Chief Financial Officer